Exhibit 99.2

Canadian Solar Inc.

(the “Company”)

Annual General Meeting of Shareholders

June 28, 2023

REPORT OF VOTING RESULTS

Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations

The following sets forth a summary of matters voted upon at the annual general meeting of shareholders of the Company held on June 28, 2023 (the “Meeting”) and the outcome of the vote for each such matter.

1.	The following persons were elected as directors of the Company to serve until the next annual meeting of shareholders of the Company or until their successors are elected or appointed by a majority of the votes cast on the matter by those shareholders of the Company present in person or by proxy at the Meeting. The votes cast for each person were as follows:

	Votes Cast For	% Votes Cast For	Votes Withheld	% Votes Withheld
To elect directors for ensuing year
Shawn (Xiaohua) Qu	35,335,814	97.55%	888,528	2.45%
Harry E. Ruda	35,844,043	98.95%	380,299	1.05%
Lauren C. Templeton	31,830,641	87.87%	4,393,701	12.13%
Andrew (Luen Cheung) Wong	31,008,665	85.60%	5,215,677	14.40%
Lap Tat Arthur Wong	35,821,900	98.89%	402,442	1.11%
Leslie Li Hsien Chang	35,831,666	98.92%	392,676	1.08%
Yan Zhuang	36,008,392	99.40%	215,950	0.60%
Huifeng Chang	29,429,996	81.24%	6,794,346	18.76%

2.	Deloitte Touche Tohmatsu Certified Public Accountants LLP was re-appointed as auditors of the Company for the ensuing year at such remuneration as may be fixed by the directors by a majority of the votes cast on the matter by those shareholders of the Company present in person or by proxy at the Meeting, and the directors were authorized to fix such remuneration. The votes were cast as follows:

Votes Cast For	% Votes Cast For	Votes Withheld	% Votes Withheld
40,507,105	99.33%	274,264	0.67%

Date: June 28, 2023